FORM 11-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

ANNUAL REPORT

[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required]

For the fiscal year ended December 31, 2005

OR

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

For the transition period from _________ to ________

Commission file number 1-8339

a. Full title of the Plan:

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

b. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

NORFOLK SOUTHERN CORPORATION
Three Commercial Place
Norfolk, VA 23510

THE VANGUARD GROUP, INC.
P. O. Box 2900
Valley Forge, PA 19482

VANGUARD RETIREMENT SAVINGS TRUST
P. O. Box 2900
Valley Forge, PA 19482

AMERICAN CENTURY MUTUAL FUNDS, INC.
4500 Main Street
Kansas City, MO 64111

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Managers have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

THRIFT AND INVESTMENT PLAN OF
NORFOLK SOUTHERN CORPORATION AND
PARTICIPATING SUBSIDIARY COMPANIES

Date: June 23, 2006

BY: ____________________
T. H. Mullenix
Member, Board of Managers

THRIFT AND INVESTMENT PLAN

OF

NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

ANNUAL REPORT

December 31, 2005 and 2004

THRIFT AND INVESTMENT PLAN

OF

NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

TABLE OF CONTENTS

KPMG LLP
2100 Dominion Tower
999 Waterside Drive
Norfolk, VA 23510

Report of Independent Registered Public Accounting Firm

The Board of Managers
Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies:

We have audited the accompanying statements of assets available for benefits of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedules of the Plan (Schedule H, line 4i – Schedule of Assets (Held at End of Year) and Schedule H, line 4j – Schedule of Reportable Transactions) are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 16, 2006

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Statements of Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:		
Investments (notes 4 and 7):		
Interest in Master Trust for Norfolk Southern Corporation common stock	$ 377,909,641	$ 319,428,124
Mutual funds:		
Equity growth and income funds	114,801,236	105,071,723
Balanced funds	50,459,994	41,666,639
International stock fund	13,187,900	9,161,997
Common collective trust – stable value fund	56,461,397	49,132,680
Participant loans	11,018,042	9,439,818
Assets available for benefits	$ 623,838,210	$ 533,900,981

See accompanying notes to financial statements.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Statements of Changes in Assets Available for Benefits
Years Ended December 31, 2005 and 2004

	2005	2004
Investment income (note 7):		
Net appreciation in fair value of investments (note 4)	$ 79,085,041	$ 124,601,203
Dividends	10,028,168	6,933,854
Interest	2,465,243	2,274,272
Total investment income	91,578,452	133,809,329
Contributions:		
Employee contributions	21,407,586	19,083,306
Employer contributions – Norfolk Southern Corporation common stock	6,824,966	6,324,374
Total contributions	28,232,552	25,407,680
Distributions – benefits paid (note 8)	(29,873,775)	(42,062,916)
Net increase	89,937,229	117,154,093
Assets available for benefits:		
Beginning of year	533,900,981	416,746,888
End of year	$ 623,838,210	$ 533,900,981

See accompanying notes to financial statements.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2005 and 2004

(1) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis.

The Thrift and Investment Plan of Norfolk Southern Corporation (NS) and Participating Subsidiary Companies (the Plan) meets the definition of a defined contribution employee benefit plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is thus subject to the reporting and disclosure, participation and vesting, fiduciary responsibility, and administration and enforcement provisions of Title I of ERISA. As an individual account plan, however, the Plan is not subject to the funding provisions of Title I or to the benefit guaranty provisions of Title IV of ERISA.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investments

The presentation of investments at fair value in the accompanying financial statements of the Plan is required by and is in accordance with U.S. generally accepted accounting principles. Fair value is based on quotations from national securities exchanges; where securities are not listed on an exchange, quotations are obtained from brokerage firms. Investments also include participant loans, which are carried at cost, approximating fair value (note 2).

The Plan's investment in NS common stock (NS Stock) is included in a Master Trust with investments in NS Stock (NS Stock Fund) held by the Thoroughbred Retirement Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies. Commingled stock investments consist of shares of NS Stock, measured at fair value, and a small cash balance for liquidity purposes, and are divided into units (rather than shares of stock) for the purpose of valuing the assets of the participating plans and the participants' accounts. A unit represents a proportionate ownership interest in investments of the Master Trust. A unit value is calculated daily by dividing the total value of NS Stock and cash, reduced by any unpaid commissions and fees associated with the Master Trust's transactions, by the total number of units credited to participants of all plans in the Master Trust. Units are allocated among the plans based on total units

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2005 and 2004

credited to participants of each plan. The Plan's percentage of Master Trust investment assets at December 31, 2005, and December 31, 2004, was 60.6% and 61.3%, respectively. The Plan's interest in the fair value of Master Trust investment assets was $377,909,641 at December 31, 2005, and $319,428,124 at December 31, 2004.

Investment income for the Master Trust was as follows:

	2005	2004
Net appreciation in fair value	$ 121,844,069	$ 180,983,262
Dividends and interest	6,816,327	5,391,782
Total investment income	$ 128,660,396	$ 186,375,044

(d) Revenue Recognition

Unrealized and realized appreciation and depreciation in the fair value of investments are recognized in the financial statements in the periods in which such changes occur. Security transactions are accounted for on the trade date (the date that the order to buy or sell is executed). Interest is accrued when it is earned. Dividend income is recorded on the ex-dividend date.

(2) Plan Description

The following is a brief discussion of the Plan in effect during 2005 and not the complete text of the plan document. Participants should refer to the plan document for more complete information. Capitalized terms used but not defined herein are defined in the plan document.

(a) General Information

The Plan was established effective June 1, 1982, by resolution adopted on April 30, 1982, by the Board of Directors of NS.

The purpose of the Plan is to encourage retirement savings among eligible employees. Generally, Non-agreement Employees of NS or any participating subsidiary shall be eligible to become a member of the Plan (Member) on the first day of the calendar month after the expiration of six (6) months of service following the date on which he or she first is employed by and receives compensation from NS or an affiliated employer within the meaning of Section 414 of the Internal Revenue Code (Code).

A portion of the Plan is intended to be an employee stock ownership plan (ESOP) within the meaning of Section 4975(e)(7) of the Code. The ESOP is designed to invest primarily in NS Stock, which is a qualifying security within the meaning of Sections 409(1) and 4975(e)(8) of the Code.

The Plan is administered by a Board of Managers (Managers), the members of which are appointed by the NS Board of Directors. The Vanguard Fiduciary Trust Company is the Plan's independent trustee, and The Vanguard Group, Inc. is the Plan's recordkeeper. NS and the participating subsidiary companies in their discretion pay all administrative costs arising under the Plan (not including administrative costs of the funds which are deducted from the investment returns of such funds). The Managers receive no remuneration with respect to their service in such capacity.

(b) Vesting

At all times a Member shall have a fully vested interest in all account balances including their Basic Pre-Tax Contributions Account, Catch-Up Contributions Account, Matching Contributions Account, PAYSOP Contributions Account, After-Tax Contributions Account and Employee and Employer Rollover Accounts, hereinafter generally referred to as Accounts.

(c) Basic Pre-Tax, Catch-Up, Matching, PAYSOP and After-Tax Contributions Accounts

A Member may elect that NS contribute to the Member's Basic Pre-Tax Contributions Account an amount equal to not less than 1% nor more than 10% (15% for Members whose salary does not exceed $78,000 at the time of the election) of the Member's Compensation, as defined by the Plan. In addition, eligible non-highly compensated Members can contribute to their Basic Pre-Tax Contributions Account excess employer contributions under the Norfolk Southern Corporation Comprehensive Benefits Plan. Such amounts are not eligible for Matching Contributions. Annual Basic Pre-Tax Contributions are limited as provided in Section 402(g) of the Code. The maximum annual Basic Pre-Tax Contribution for 2005 and 2004 was $14,000 and $13,000, respectively.

A Member who is at least age 50, or will attain age 50 by the end of the calendar year, and is contributing or expected to contribute the maximum allowable amount to his or her Basic Pre-Tax Contributions Account, is eligible to make Catch-Up Contributions. Each Catch-Up Eligible Member may elect that NS contribute an amount equal to not less than 1% nor more than 20% of the Member's compensation as defined in the Plan. Catch-Up Contributions are not eligible for Matching Contributions. Annual Catch-Up Contributions are limited as provided in Code Section 414(v)(2)(B)(i). The maximum annual Catch-Up Contribution for 2005 and 2004 was $4,000 and $3,000, respectively.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2005 and 2004

NS contributes to the Member's Matching Contributions Account one-half of the Member's Basic Pre-Tax Contributions not to exceed 3% of the Member's compensation, as defined in the Plan, and one-quarter of the Member's Basic Pre-Tax Contributions that exceed 10% of the Member's Contribution. This Matching Contribution is initially invested in the NS Stock Fund.

NS contributed to the Plan an amount equal to the maximum employee stock ownership credit allowed for federal income tax purposes under former Section 44G of the Code. Any such contributions are referred to as PAYSOP Contributions. PAYSOP Contributions were, subject to certain limitations, allocated equally to the account of each Nonagreement Employee employed by NS on December 31 of the calendar year for which PAYSOP Contributions were made. The employee stock ownership credit under former Code Section 44G was repealed for tax years after 1986, and no additional PAYSOP Contributions were made after calendar year 1986.

Prior to January 1, 1987, each Member was allowed to voluntarily contribute to the Member's After-Tax Contributions Account an amount equal to not less than 1% nor more than 5% of the Member's Compensation, as defined in the Plan. Such After-Tax Contributions were discontinued effective January 1, 1987.

(d) Employee and Employer Rollover Accounts

A Member can contribute eligible rollover distributions from a tax-qualified retirement plan of a former employer or from an individual retirement account. Any amounts held in a Rollover Account will be invested in the same investment options, and in the same proportions, as the Member selects for Basic Pre-Tax Contributions.

(e) Income and Dividends

Income received, in the form of dividends or otherwise, from investments held is retained in the respective Accounts of each Member and is reinvested in the investment option from which such income was distributed.

Notwithstanding the foregoing, all dividends paid with respect to NS Stock held in the NS Stock Fund shall, at the Member's election, either (i) be paid to the Plan and distributed in cash to the Members as soon as practicable or (ii) be paid to the Plan and reinvested in the NS Stock Fund.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2005 and 2004

(f) Distributions and Withdrawals

Except as hereinafter provided, the account balances of a Member will be held by the Managers until the earlier of the Member's retirement, disability, death, or separation from service. If a Member retires prior to normal retirement age, incurs a disability or separates from service and the value of the Member's interest in the Plan is greater than $5,000 (without regard to the Member's Rollover Account), no distribution of account balances will be made to the Member prior to the earlier of normal retirement age or death without the Member's consent. If the value of the Member's interest in the Plan does not exceed $5,000 (without regard to the Member's Rollover Account), then the account balances will be distributed to the Member as soon as practicable; however, if the distribution is greater than $1,000 but does not exceed $5,000, and the Member does not elect to have the distribution paid directly to an eligible retirement plan or receive the distribution directly, then the Plan Administrator will transfer the amount in a direct rollover to an individual retirement account for the Member. The normal form of payment under the Plan is a single lump sum but a Member may elect that the portion of their account that is invested in the NS Stock Fund be distributed in whole shares of NS Stock rather than cash. A Member generally may request that a distribution from the Plan be made directly to another eligible retirement plan as the Member directs. However, no direct transfer will be made of any amount deemed to be distributed to a Member as the result of a default on a plan loan.

A Member may withdraw all or a portion of the balance of their After-Tax Contributions Account. The Managers will then distribute to the Member the amount requested pro rata from the investment options in which the Member's After-Tax Contributions Account balance is invested, unless the Member requests the Managers to do otherwise.

A Member may withdraw all or a portion of the balance in either their Matching Contributions Account or Employer Rollover Account either in whole shares of NS Stock (to the extent such stock is held in the Accounts) or cash, at the Member's discretion, provided that the Member has been a Member of the Plan for not less than five (5) years or the contributions withdrawn have been held in the Plan for not less than two (2) years. A request for withdrawal from the Member's Matching Contributions Account or Employer Rollover Account will be effective as soon as practicable after the signed authorization is received by the Managers.

A Member may make a written request to the Managers for withdrawal of all or a portion of the Member's Basic Pre-Tax Contributions Account, Catch-Up Contributions Account and/or Rollover Account on the basis of hardship as more fully described in the Plan.

(g) Transfers to or from Plans of Non-Participating Subsidiaries or Affiliates

If the Managers determine that the plan of an affiliate is comparable to this Plan (i.e., the Plan provides all the same options and forms of benefit as the plan of the affiliate from which the transfer is to be made), a Member may transfer as a direct transfer from the Code Section 401(k) plan of the affiliate, cash or NS Stock representing employee and employer contributions (including earnings thereon). Such transfers must be made directly from the trustee of the Code Section 401(k) plan of the affiliate. As the Managers may prescribe, any transfer may include a transfer of any outstanding loans.

A Member may be allowed to transfer as a direct transfer their accounts to the Code Section 401(k) plan of an affiliate or to another plan of NS if the Managers determine that the transferee plan is comparable to this Plan, and the employee is eligible to participate in the other NS plan.

As noted in sections (d) and (f) above, a Member generally may rollover eligible rollover distributions from a tax-qualified retirement plan of a former employer or from an individual retirement account to this plan, and generally may direct that eligible rollover distributions from this Plan be made directly to another eligible retirement plan.

(h) Loans

A Member may, no more than once in any calendar year, borrow from the balance of their Basic Pre-Tax Contributions Account, Catch-Up Contributions Account, and/or Employee Rollover Account, subject to certain limitations as described below. However, in no event may the total of all outstanding loans made or renewed after October 18, 1989, exceed the value of their Basic Pre-Tax Contributions Account, Catch-Up Contributions Account and Employee Rollover Account at the time the loan is obtained. A Member cannot apply for a loan if the Member has three or more loans outstanding. The Member must execute a promissory note payable to the Managers, upon which the Member will be personally liable for the amount so borrowed plus interest at a fixed rate established by the Managers, and secured by the Member's entire interest in the Plan. The investments allocated to the Member's Basic Pre-Tax Contributions Account, Catch-Up Contributions Account, and/or Employee Rollover Account will then, to the extent required to provide sufficient cash for the Managers to make the approved loan, be liquidated, unless the Member requests the Managers to the contrary, on a pro rata basis among the investment options in which the balance in their Basic Pre-Tax Contributions Account, Catch-Up Contributions Account, and/or Employee Rollover Account is then invested.

The maximum loan term is five (5) years. The amount of a loan may not be less than $1,000 and, when added to the outstanding balance of all other loans from the Plan, may

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2005 and 2004

not be more than the lesser of $50,000 (reduced by the excess, if any, of the highest outstanding balance of loans by the Member from the Plan during the one (1) year period ending on the day before the date on which such loan was made, over the outstanding balance of loans by the Member from the Plan on the date on which such loan was made) or one half (l/2) of the fair market value of the Member's Accounts.

Where a loan has not been repaid in full immediately prior to the distribution of a Member's Basic Pre-Tax Contributions Account, the balance of such loan plus interest accrued will be immediately due and payable, and the Managers will set off such indebtedness against any amount payable to the Member or their beneficiary from the Plan.

The unpaid balance of any loan shall bear interest at a fixed rate that shall be established by the Managers at the time the loan is made. Such rate shall be equal to the average of the rates charged for a share covered loan by the Member One Federal Credit Union and The Thrift Credit Union rounded to the nearest whole integer expressed as a percent and shall be determined five (5) business days prior to the first day of each quarter (January 1, April 1, July 1, and October 1), to be effective that quarter.

The Managers shall have the right on a uniform or consistent basis to limit the amounts, terms, and conditions of loans and may declare a moratorium on loans.

(i) Plan Termination

Although it has not expressed any intent to do so, NS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, Members would remain 100% vested in their employer contributions.

(3) Investment Program

A Member's investment election will apply to the Member's Basic Pre-Tax, Catch-Up, After-Tax and Rollover Contributions Accounts. A Member may not make separate investment elections for each account. If a Member does not provide for the allocation of contributions, the Member will be deemed to have allocated all contributions to the Vanguard Wellington Fund.

Effective May 1, 2006, the Managers adopted three new funds, the Western Asset Core Bond Portfolio, the Vanguard Strategic Equity Fund and the Royce Premier Fund, as investment options under the Plan and established that the Vanguard Asset Allocation Fund and the American Century Ultra Fund would no longer be offered as investment options effective May 1, 2006. A transition period beginning April 1, 2006, and ending December 31, 2006, was established to facilitate Participants' transfers of existing balances held in the Vanguard Asset

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2005 and 2004

Allocation Fund or the American Century Ultra Fund to new investment options. Effective January 1, 2007, or as soon thereafter as practicable, any assets remaining invested in the Vanguard Asset Allocation Fund which have not been transferred to a new fund will be shifted automatically to the Vanguard Wellington Fund, and any assets remaining in the American Century Ultra Fund will be shifted automatically to the Vanguard Growth Index Fund.

Prior to 2002, Matching Contributions and PAYSOP Contributions were invested exclusively in NS Stock held in the Master Trust. Beginning March 1, 2002, a Member who has participated in the Plan for not less than two (2) years may elect to invest the existing and future balances of the Member's Matching Contributions Account and PAYSOP Contributions Account in any investment option (including the NS Stock Fund) available under the Plan.

(4) Investments

Investments at fair value that represent 5% or more of the Plan's investments are separately identified in the following table:

	December 31, 2005	December 31, 2004
Common stock - Interest in Master Trust for Norfolk Southern Corporation	$ 377,909,641	$ 319,428,124
Value of interests in registered investment companies:		
Vanguard Windsor II Fund	48,014,029	40,079,576
Vanguard Wellington Fund	37,956,694	30,331,834
Vanguard 500 Index Fund	34,157,760	33,026,661
Vanguard Growth Index Fund	29,231,348	28,452,185
Value of interest in common collective trust - Vanguard Retirement Savings Trust	56,461,397	49,132,680

During 2005 and 2004, the Plan's investments appreciated in value by $79,085,041 and $124,601,203, respectively. In both 2005 and 2004, the Plan's investment income included

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2005 and 2004

realized and unrealized gains on investments bought and sold as well as held during the year. The details of both realized and unrealized gains are as follows:

	Years ended December 31, 2005	2004
Common stock	$ 74,575,722	$ 111,432,964
Mutual funds	4,509,319	13,168,239
	$ 79,085,041	$ 124,601,203

The majority of the Plan's investments are participant-directed. Certain nonparticipant-directed investments in NS Stock are held in the Master Trust. The year-end balances of these nonparticipant-directed investments amounted to $862,770 for 2005 and $641,170 for 2004. The March 1, 2002, amendment (note 3) permits Members who have participated in the Plan for not less than two years to transfer funds out of the Matching Contributions Account and PAYSOP Contributions Account. Since changes in the components of participant-directed and nonparticipant-directed investments cannot be separately determined, all Matching Contribution amounts excluding the PAYSOP Contributions Account are deemed to be nonparticipant-directed. Information about the significant components of changes in assets relating to the Matching Contributions Account is as follows:

	2005	2004
Beginning balance at fair value	$ 127,552,429	$ 90,332,331
Net appreciation in fair value	29,997,373	44,859,346
Fund exchanges in	7,621,823	7,319,118
Employer contributions	6,824,966	6,324,374
Dividends	1,665,273	1,307,129
Other receipts	412,294	615,175
Fund exchanges out	(14,743,479)	(13,498,441)
Payments to Members	(6,970,384)	(9,077,180)
Other disbursements	(376,909)	(629,423)
Ending balance at fair value	$ 151,983,386	$ 127,552,429

(5) Federal Income Taxes

The Internal Revenue Service has determined and informed NS by a letter dated October 2, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2005 and 2004

(6) Plan Amendments

The Plan was amended effective March 28, 2005, to implement the automatic rollover provisions of section 401(a)(31)(B) of the Code, under which mandatory distributions from the Plan to a participant that are more than $1,000 but that do not exceed $5,000 must be paid in a direct rollover to an individual retirement account or individual retirement annuity if the participant does not affirmatively elect to either receive the distribution directly or have the amount paid in a direct rollover to an eligible retirement plan.

The Plan was amended effective January 1, 2005, to reflect new IRS regulations by permitting hardship distributions for (1) burial or funeral expenses for the participant's parent, spouse, children, or dependents, and (2) expenses for repair of damage to the employee's principal residence that would qualify as deductible casualty expenses for the participant.

The Plan was amended effective January 1, 2005, to provide that the plan will automatically make a distribution to an alternate payee if the alternate payee's account balance does not exceed $5,000, unless the alternate payee elects to have the amount paid in a direct rollover to an eligible retirement plan.

(7) Related Party Transactions

Certain plan investments are shares of mutual funds managed by The Vanguard Group, Inc. The Vanguard Fiduciary Trust Company and The Vanguard Group, Inc. are the independent trustee and the recordkeeper, respectively, as defined by the Plan; therefore, these transactions qualify as party-in-interest.

Certain plan investments are NS Stock. The Managers, NS officers, are the administrators of the Plan; therefore, these transactions qualify as party-in-interest.

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Notes to Financial Statements
December 31, 2005 and 2004

(8) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefit claims payable and benefits paid to participants per the financial statements to the Form 5500:

	Year ended December 31, 2005	Year ended December 31, 2004
Benefit claims payable to participants per the financial statements	$ --	$ --
Add: Current accruals for withdrawing participants	--	39,675
Benefit claims payable to participants per Form 5500	$ --	$ 39,675
Benefits paid to participants per the financial statements	$ 29,873,775	$ 42,062,916
Add: Current accruals for withdrawing participants	--	39,675
Less: Prior year accruals paid in current year	(39,675)	(63,868)
Benefits paid to participants per Form 5500	$ 29,834,100	$ 42,038,723

Schedule 1

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2005

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
Common Stock -			
Master Trust for Norfolk Southern Corporation *	24,829,806 units of NS Stock Fund	$ 183,018,992	$ 377,909,641
Value of Interests in Registered Investment Companies:			
The Vanguard Group, Inc. *	1,532,526 shares of Vanguard Windsor II Fund	41,850,365	48,014,029
The Vanguard Group, Inc. *	1,250,632 shares of Vanguard Wellington Fund	35,634,351	37,956,694
The Vanguard Group, Inc. *	297,231 shares of Vanguard 500 Index Fund	31,343,393	34,157,760
The Vanguard Group, Inc. *	1,061,414 shares of Vanguard Growth Index Fund	26,149,619	29,231,348
The Vanguard Group, Inc. *	627,995 shares of Vanguard International Growth Fund	11,105,799	13,187,900
The Vanguard Group, Inc. *	493,616 shares of Vanguard Asset Allocation Fund	11,118,775	12,503,300
American Century Mutual Funds, Inc. *	112,931 shares of American Century Ultra Fund	2,907,077	3,398,099
		160,109,379	178,449,130
Value of Interest in Common Collective Trust -			
Vanguard Retirement Savings Trust *	56,461,397 units of Stable Value Fund	56,461,397	56,461,397
Participant loans*	Participant loans (4%-11%)	--	11,018,042
	Total investments	$ 399,589,768	$ 623,838,210

* Party-in-interest

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule 2

THRIFT AND INVESTMENT PLAN OF NORFOLK SOUTHERN CORPORATION AND PARTICIPATING SUBSIDIARY COMPANIES

Schedule H, line 4j - Schedule of Reportable Transactions
Year Ended December 31, 2005

Identity of party involved	Description of asset (include interest rate and maturity in case of a loan)	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
Norfolk Southern Corporation (Master Trust)	Purchase of NS Stock Fund	$ 72,514,493	N/A	N/A	N/A	$ 72,514,493	$ 72,514,493	N/A
Norfolk Southern Corporation (Master Trust)	Sale of NS Stock Fund	N/A	$ 88,606,988	N/A	N/A	$ 68,822,231	$ 88,606,988	$ 19,784,757

Note: The above data for the Master Trust includes both participant-directed and nonparticipant-directed transactions.

N/A - Not Applicable

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

KPMG

KPMG LLP
2100 Dominion Tower
999 Waterside Drive
Norfolk, VA 23510

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Norfolk Southern Corporation

The Board of Managers
Thrift and Investment Plan of Norfolk Southern
Corporation and Participating Subsidiary Companies:

We consent to the incorporation by reference in the Registration Statement No. 333-109069 on Form S-8 of Norfolk Southern Corporation of our report dated June 16, 2006, with respect to the statements of assets available for benefits of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies as of December 31, 2005 and 2004, the related statements of changes in assets available for benefits for the years then ended and the related supplemental schedules (Schedule H, line 4i – Schedule of Assets (Held at End of Year) and Schedule H, line 4j – Schedule of Reportable Transactions), which report appears in the December 31, 2005 annual report on Form 11-K of the Thrift and Investment Plan of Norfolk Southern Corporation and Participating Subsidiary Companies.

KPMG LLP

Norfolk, Virginia
June 21, 2006